

May 18, 2020

Andrea Park
Chief Financial Officer
AgeX Therapeutics, Inc.
965 Atlantic Avenue, Suite 101
Alameda, California 94501

     Re: AgeX Therapeutics, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 30, 2020
     File No: 1-38519

Dear Ms. Park:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Controls and Procedures, page 99

1. You state that a report of management's assessment regarding internal control over financial reporting is not included "due to a transition period established by rules of the Securities and Exchange Commission for newly public companies." Please tell us your consideration of Item 308(a) of Regulation S-K, particularly the Instructions thereto, which indicate that such transition period would apply to only the first annual report. Alternatively, amend your filing to so provide.

Andrea Park
AgeX Therapeutics, Inc.
May 18, 2020
Page 2

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772. In her absence you may contact Jennifer Do, Staff Accountant, at (202)551-3743 or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences